

June 30, 2015

Karl Pichler
Chief Financial Officer and Treasurer
Rackspace Hosting, Inc.
1 Fanatical Place
City of Windcrest
San Antonio, Texas 78218

> **Re:** **Rackspace Hosting, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 001-34143**

Dear Mr. Pichler:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Notes to the Consolidated Financial Statements

Note 1. Company Overview, Basis of Presentation, and Summary of Significant Accounting Policies

Revenue and Deferred Revenue, page 64

1.   You disclose that customers using dedicated cloud services typically pay a monthly recurring charge and your public cloud services are offered on a pay-as-you-go basis that are billed according to usage. Further, you disclose on page 35 that more customers are consuming both dedicated computing and public cloud computing in data centers in ways that are increasingly seamless and difficult to separate in a meaningful way. As it

appears you enter into multiple element arrangements that include dedicated and public cloud computing services, which have different terms, please tell us how you account for such arrangements under ASC 605-25. Also tell us your consideration of expanding your disclosures in future filings to incorporate this policy.

Part III, Item 11. Executive Compensation

Changes for 2015, page 41

2.   We note that you calculate 2015 NEIP based on performance against net income before bonus goals. In a letter dated May 1, 2012, you stated that the reader of the financial statements is not able to calculate net income before bonus directly from your financial statements. You also stated that in 2012, you began utilizing NOPAT Before Bonus as the performance measure and will include the definition of NOPAT Before Bonus. We further note that you provided the definition of NOPAT on Form 10-K filed March 3, 2014, however, did not provide the definition of NOPAT in your recently filed 10-K. Please explain your considerations for this omission. See Item 402(b)(5) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Melissa Kindelan, Staff Accountant, at (202) 551-3564, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant